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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 388,610 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 388,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 388,610 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 388,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Raymond A.D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 388,610 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 388,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100	Page 5 of 9 Pages

This Amendment No. 1 to the Schedule 13D (the “Schedule 13D”), dated August 19, 2004, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French.

Item 1. Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation. (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French., who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A.D. French is a citizen of Ireland whose residence is Delaporte Point TH3, Box CB 13016, Nassau Bahamas. Raymond A.D. French is a company director. Raymond A.D. French is a citizen of the Republic of Ireland. Raymond A.D. French is Chairman of SCM and is the controlling person of SCM.

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

CUSIP No 264142100	Page 6 of 9 Pages

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4. Purpose of Transaction.

On August 19, 2004, Strongbow sent a letter to Mr. Glen L. Shank, Chairman and President of the Company, a copy of which is attached as Exhibit No. 99.1 to this Amendment No. 1.

Except as discussed in the Schedule 13D filed April 16, 2004, and in this Amendment No. 1, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

No change from prior filing.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

99.1.	Letter from Strongbow Capital, Ltd to Mr. Glen L. Shank, dated April 19, 2004.

CUSIP No 264142100	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

STRONGBOW CAPITAL LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

STRONGBOW CAPITAL MANAGEMENT LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

RAYMOND A.D. FRENCH

By:	/s/ Raymond A.D. French

CUSIP No 264142100	Page 9 of 9 Pages

Exhibit Index

99.1.	Letter from Strongbow Capital, Ltd to Mr. Glen L. Shank, dated April 19, 2004.